EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cytori Therapeutics, Inc.:

We consent to the use of our report dated March 24, 2006, with respect to the consolidated balance sheets of Cytori Therapeutics, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to the Company deriving a substantial portion of its revenues from a related party.

/s/ KPMG LLP

San Diego, California
February 23, 2007